Exhibit 13.2

CERTIFICATION PURSUANT TO 18
U.S.C. SECTION 1350, AS
ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ITSA Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Carlos Andre Studart Lins de Albuquerque, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Carlos Andre Studart Lins de Albuquerque

Carlos Andre Studart Lins de AlbuquerqueActing
Chief Financial Officer

June 30, 2004